Branden T. Burningham
                               Attorney at Law
                         455 East 500 South, Suite 205
                           Salt Lake City, Utah 84111

ADMITTED IN UTAH AND CALIFORNIA                 TELEPHONE:  (801) 363-7411
                                                FACSIMILE:  (801) 355-7126


August 17, 2005


Johanna Vega Losert
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549


Re: Gold Standard, Inc., a Utah corporation (the "Company")

    Post-effective Amendment No. 1 to Registration Statement on Form SB-2 Commission File No. 333-115067


Dear Ms. Vega Losert:

     Attached is the above-referenced post-effective amendment, which has been filed to update certain financial and other information of the Company through April 30, 2005.

     This filing also responds to Comment Nos. 2 and 3 of Karl Hiller's comment letter, dated July 19, 2005. The margin of the filing has been marked to indicate the revisions that have been made in response to the comment letter, with the numbers in the margins corresponding to the paragraph numbers thereof. These revisions occur in the "Management's Discussion and Analysis or Plan of Operation" section and the financial statements for the quarterly period ended April 30, 2005, respectively. A copy of Mr. Hiller's comment letter is enclosed for your convenience.

                                              Sincerely yours,

                                              /s/ Branden T. Burningham

                                              Branden T. Burningham